Exhibit 99.1

Progressive Waste Solutions Joe Quarin, Vice Chairman and CEO J.P. Morgan 7th Annual Diversified Industries Conference June 5, 2012 Investor Presentation

Forward Looking Statements Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the expected synergies resulting from the Waste Services, Inc. acquisition; our ability to further integrate Waste Services, Inc. into Progressive Waste Solutions Ltd. in a timely and cost-effective manner; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent prospectus under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law. 2

Snapshot • 3rd largest solid waste management company in N.A. • Over 4 million Commercial, Industrial and Residential customers • Top 3 market share position by number of collection routes in over 80% of the markets in which we operate • Strong vertically integrated asset base in the U.S. and Canada with significant and strategic landfill internalization rates • More than 7,000 employees • Executive team of five with 130+ years of combined experience in the waste industry • Listed on the NYSE & TSX : “BIN”

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Consistent Strong Results Revenue 5-year CAGR is 22.01% Adjusted EBITDA(A) 5-year CAGR is 20.84% Free Cash Flow(B) 5-year CAGR is 39.38% $535 $1,840 Revenue US $MM Adjusted EBITDA (A) US $MM $291 $292 $416 $1,047 $1,008 $1,430 $170 $208 $257 $559 $680 $854 2005 2006 2007 2008 2009 2010 2011 2005 2006 2007 2008 2009 2010 2011 $2.17 (B) 262.5 $0 91 $1.38 $1.39 $1.81 Free Cash Flow Free Cash Flow Per Share US $MM $119 $194 $0.76 $0.76 $48 $50 $64 $95 5 2005 2006 2007 2008 2009 2010 2011 (A) Please refer to the definition and explanation of (A) on slide 14. (B) Please refer to the definition and explanation of (B) on slide 15.

Execution Model for Continuous Improvement Critical mass matters Density drives Build dense collection network organically or by acquisition Revenue/hour productivity Strategic plans that drive revenue and EBITDA per asset up year over year over year ROC Balance with franchise markets Complement with strategic landfills Drive internalization Year improvement Business model drives opportunities improvement year-over- year Culture Passion Training Teamwork decision-making Decentralized Local market execution and accountability Goal oriented and execution to a result Performance driven by metrics Commitment to year over year performance improvement 6

(US$MM) Q1/11 Q1/12 Q1 2012 Financial Highlights Except per share amounts YoY Canada 171.9 173.9 1.2% U.S. South 168.2 187.4 11.4% U.S. Northeast 82.8 77.0 (7.0%) Total Revenues 422.9 438.3 3.6% Adjusted Net Income(A) Reported Net Income 28.2 23.1 24.1 22.1 (14.7%) (4.5%) Adjusted EPS (diluted) Reported EPS (diluted) $0.23 $0.19 $0.20 $0.19 (13.0%) flat Adjusted Operating Income(A) $61.9 $53.0 (14.3%) Adjusted EBITDA(A) $123.3 $116.3 (5.6%) Adjusted EBITDA(A) margin 29.2% 26.5% (270 bps) Free Cash Flow(B) $73.2 $43.7 (40.3%) Weighted Average Share Count 121.7 117.9 Total Actual Outstanding Share Count 116.9 7 (A) Please refer to the definition and explanation of (A) on slide 14. (B) Please refer to the definition and explanation of (B) on slide 15.

Q1 2012 Revenue Growth Components of Revenue CAN US CAN US • Q1/12 reported revenues increased 3.6% to $438.3 MM Components Growth Q1/11** Q1/11** Combined Q1/12** Q1/12** Combined Core Price* 2.2% 1.0% 1.7% 2.0% 0.4% 1.0% Fuel Surcharges 1.2% 0.9% 1.0% 0.8% 0.7% 0.8% Recycling & Other*(Decline) 0.8% 0.7% 0.6% (0.9%) (1.5%) (1.2)% Total Price Growth (Decline) 4.2% 2.6% 3.3% 1.9% (0.4%) 0.6% Volume 0.3% 0.5% 0.6% 0.2% (1.6%) (0.9)% Total gross organic revenue growth (Decline) 4.5% 3.1% 3.9% 2.1% (2.0%) (0.3)% Acquisitions 2.7% 10.1% 7.0% 0.6% 7.4% 4.6% Total revenue growth 7.2% 13.2% 10.9% 2.7% 5.4% 4.3% FX (0.7)% Total growth including FX 3.6% (*)Prior period amounts have been adjusted to conform to the current period's presentation. (**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a 8 gross revenue basis. In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.'s results for the three months ended March 31, 2010 were combined with our own.

Focus: 2012 Execute on Strategy Invest for Future “Multiyear goal of improving free cash flow and return on invested capital.” 9

2012 Recycled Fiber Sensitivity Per $10 Change/Ton(1)(2) Annual Tons of Recycled Fiber (OCC ONP SOP) Annual Revenue Impact per Ton(2) Annual EPS Impact per Ton(2) Current MRF tonnage 534,000 $7.0MM $0.035 - $0.04 Current collected tonnage to 3rd Parties 402,000 1) At February 1, 2012 the price OCC was 127/ton. 2) Based on average basket of recycled fiber including old corrugated cardboard (60%) and newsprint, sorted office paper and mixed paper (40%). 10

2012 FX Sensitivity • Guidance outlook for 2012 assumes parity between the CAD & USD. • If the U.S. dollar strengthens by 10 basis points our reported revenues will decline by approximately $7.6 million. • EBITDA(A) is similarly impacted by approximately $2.5 million assuming a strengthening U.S. dollar. • The impact on net income for a similar change in FX rates, results in an approximately $1.0 million decline. • Should the U.S. dollar weaken by 10 basis points, our reported results will improve by similar amounts. 11

Catalysts for Growth • Looking ahead we are focused on growth which would be augmented by various catalysts. Macro/ Industry Catalysts Improved economy A pick up in the economy would drive MSW & C&D volumes higher and lift pricing. Special Waste Additional special waste volumes is upside Higher recycled fiber pricing vs. outlook Increase in OCC pricing would improve earnings New York State Shale Approval Well positioned to take in Marcellus shale drilling into Seneca Meadows. BIN Growth Catalysts Acquisitions pipeline of tuck-in acquisitions Strong Targeting $100 - $150MM in deals for 2012 New York City Long Term Plan

QUESTION & ANSWER

Non-GAAP Disclosure Reference is made in this presentation to non-GAAP financial measures, including adjusted EBITDA and free cash flow. The measures themselves are not recognized under U.S. GAAP and Progressive Waste Solutions Ltd’s method of calculation may not be comparable to that of other companies. Non GAAP financial measures should be viewed in addition to, and not as an alternative for, other measures of performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in the Prospectus. (A) EBITDA - All to “Adjusted EBITDA” to operating and SG&A, excluding non-operating or non-recurring Adjusted references EBITDA in this document are revenues less expense certain non non SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating non-cash (in the case of profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: – Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. – Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. – Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). – Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). – Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. – Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. – Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). – Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). – Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. – Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. – Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). 14 Continued on next slide.

Non-GAAP Disclosure – continued Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income and adjusted net are also presented below income below. Three months ended March 31 2012 2011 Operating income $ 50,372 $ 55,195 Transaction and related costs - SG&A 288 315 Fair value movements in stock options - SG&A 1,644 5,344 Restricted expense - SG&A 734 174 share Restructuring expenses - 847 Adjusted operating income 53,038 61,875 Net gain on sale of capital assets (384) (1,423) Amortization 63,654 62,819 Adjusted EBITDA $ 116,308 $ 123,271 Net income $ 22,069 $ 23,098 Transaction and related costs - SG&A 288 315 value SG&A Fair movements in stock options - 1,644 5,344 Restricted share expense - SG&A 734 174 Restructuring expenses - 847 Net gain on financial instruments (545) (1,926) Other expenses 53 186 (B) Free Cash Flow or ‘FCF’ We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term Net income tax expense or (recovery) (177) 191 Adjusted net income $ 24,066 $ 28,229 which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 15